FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Special
	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of November 2002 (November 14, 2002)

	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



	2 Holt Street, Sydney, New South Wales, 2010, Australia
        (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Special Report is incorporated by reference in the prospectus contained in Registration Statement Nos. 33-43799, 33-46196, 33-50222, 33-62008, 33-71446, 33-81272, 33-86358, 33-89584, 33-90188, 33-91626,
33-94866, 333-4962, 333-6188, 333-6190, 333-6324, 333-6896, 333-7466,
333-8744, 333-9112, 333-9114, 333-9204, 333-9206, 333-9530, 333-10168,
333-10338, 333-10624 and 333-13556 filed by the Registrant under the Securities Act of 1933.




Annexed hereto as Exhibit A is a press release of Fox Entertainment Group, Inc. ("FEG"), an indirect, approximately 85% owned subsidiary of The News Corporation Limited dated November 13, 2002.











































	SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


THE NEWS CORPORATION LIMITED



Date:	November 14, 2002			By:	/s/ Arthur M. Siskind
							Arthur M. Siskind
							Director





	EXHIBIT INDEX



Exhibit								Page No. in Sequential
Numbering System


A.	Press Release of FEG dated November 13, 2002.			6



































EXHIBIT A


FOX ENTERTAINMENT GROUP

N E W S  R E L E A S E
For Immediate Release  Contact: Andrew Butcher 212 852 7070


Fox Entertainment Group Prices Public Offering Of 50 Million
Shares Of Class A Common Stock


New York, NY, November 13, 2002: Fox Entertainment Group, Inc. (NYSE: FOX) today announced that it has priced its public offering of 50 million shares of its Class A Common Stock which will result in approximately $1.2 billion of net proceeds to the Company.
The shares are being offered under the Company's shelf registration statement that was declared effective by the Securities and Exchange Commission on May 3, 2002. The offering is being underwritten by Goldman Sachs & Co. as the sole bookrunning manager of the offering, with Merrill Lynch acting as co-manager. Fox Entertainment Group intends to use the net proceeds for the repayment of indebtedness to News Corporation.

Upon completion of this offering, News Corporation's equity ownership in Fox Entertainment Group will be reduced from approximately 85.3 percent to approximately 80.6 percent.

Copies of the registration statement and the Company's other
SEC filings are available at http://www.sec.gov

The registration statement relating to these securities has been filed with the Securities and Exchange Commission and has been declared effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities law of any such state.

Fox Entertainment Group, Inc. (NYSE: FOX) is principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming. Fox had total assets as of June 30, 2002 of approximately US$23 billion and total annual revenues of approximately US$10 billion. The Company's studios, production facilities and film and television library provide high-quality creative content, and the Company's broadcasting and cable networks provide extensive distribution platforms for the Company's programs.